Item 77D - Scudder Technology Fund

Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks of companies in the technology sector. For purposes of the fund's 80% investment policy, companies in the technology sector must commit at least half of their assets to the technology sector or derive at least half of their revenues or net income from that sector. Examples of industries within the technology sector are semiconductors, software, telecom equipment, computer/hardware, IT services, the Internet and health technology. The fund may invest in companies of any size. In addition, the fund may invest up to 35% of its net assets in foreign securities.




G:\sec_reg\NSAR\2005\103105\Item 77D TEK.doc